UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 29, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., Y BLADEX INVESTIMENTOS LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

9 de diciembre 2014

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2013 A OCTUBRE 2014 (En Miles de Balboas) *

			2013	2014
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	13,940.20	1.66	839,167.61	775,107.42	504,444.06	583,756.85	490,238.94	801,752.55	748,922.89	397,221.49	661,226.75	646,781.47	853,107.81	0.00	0.00
Depósitos Locales en Bancos	232.50	67.58	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	0.00	0.00
A la Vista	232.50	67.58	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	13,706.19	1.63	838,816.16	774,792.18	504,275.92	583,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	646,563.80	852,522.35	0.00	0.00
A la Vista	63,706.19	8.18	778,816.16	714,792.18	474,275.92	553,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	636,563.80	842,522.35	0.00	0.00
A Plazo	-50,000.00	-83.33	60,000.00	60,000.00	30,000.00	30,000.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	1.51	20.29	7.43	7.27	10.11	8.44	8.51	7.45	8.00	10.35	8.54	7.38	8.93	0.00	0.00
CARTERA CREDITICIA	747,353.31	12.30	6,075,547.26	6,059,117.73	6,007,608.18	6,025,420.86	6,181,707.97	6,491,257.88	6,382,353.34	6,344,529.66	6,397,864.14	6,698,768.50	6,822,900.58	0.00	0.00
Locales	134,989.94	42.03	321,179.95	352,709.20	363,760.47	376,975.05	368,176.86	377,857.69	413,833.94	410,551.35	420,686.29	445,811.29	456,169.89	0.00	0.00
Extranjero	546,914.85	9.39	5,827,118.44	5,779,159.66	5,716,598.84	5,721,180.52	5,886,265.83	6,186,357.50	6,044,684.58	6,010,172.30	6,053,371.85	6,260,259.83	6,374,033.30	0.00	0.00
Menos Provisiones	-65,448.52	-89.96	72,751.13	72,751.13	72,751.13	72,734.71	72,734.71	72,957.32	76,165.18	76,193.99	76,193.99	7,302.61	7,302.61	0.00	0.00
Locales	1,299.80	42.27	3,074.81	3,074.81	3,074.81	6,380.69	5,249.33	4,786.15	4,967.64	4,499.43	4,597.82	4,374.61	4,374.61	0.00	0.00
Extranjero	-66,748.32	-95.80	69,676.32	69,676.32	69,676.32	66,354.02	67,485.37	68,171.16	71,197.54	71,694.56	71,596.16	2,928.01	2,928.01	0.00	0.00
INVERSIONES EN VALORES	35,709.08	7.92	450,717.16	452,090.99	447,445.56	435,699.12	429,350.57	427,124.87	436,663.67	455,084.88	499,954.05	462,582.23	486,426.23	0.00	0.00
Locales	16,846.57	49.97	33,716.64	35,579.11	35,723.22	36,814.63	36,851.88	36,702.43	42,041.70	41,934.48	43,721.80	49,450.37	50,563.22	0.00	0.00
Extranjero	18,862.50	4.52	417,000.51	416,511.89	411,722.34	398,884.50	392,498.69	390,422.45	394,621.97	413,150.39	456,232.25	413,131.85	435,863.01	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	30,673.98	40.37	75,973.24	74,073.49	119,145.85	104,872.24	83,647.80	107,269.27	126,461.77	106,571.43	107,458.84	73,736.55	106,647.23	0.00	0.00
Locales	-916.75	-4.87	18,821.17	19,692.83	29,038.38	19,697.94	17,864.89	31,560.44	33,150.79	21,383.91	20,053.83	17,831.75	17,904.42	0.00	0.00
Extranjero	31,590.73	55.27	57,152.08	54,380.67	90,107.46	85,174.30	65,782.91	75,708.83	93,310.98	85,187.52	87,405.01	55,904.80	88,742.81	0.00	0.00
TOTAL DE ACTIVOS	827,676.57	11.12	7,441,405.28	7,360,389.64	7,078,643.65	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	0.00	0.00
DEPOSITOS	774,063.90	32.78	2,361,335.97	2,551,910.22	2,495,192.52	2,510,666.20	2,355,714.35	2,746,613.52	2,972,935.76	2,657,482.19	2,798,881.09	3,119,939.42	3,135,399.87	0.00	0.00
Locales	51,796.62	10.56	490,618.23	442,018.67	499,708.59	497,674.28	469,161.78	511,153.53	519,315.95	568,746.41	522,423.56	545,963.75	542,414.85	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-5,746.42	-3.59	160,044.72	160,443.05	160,126.22	160,076.16	160,573.84	160,053.91	138,207.37	138,141.82	133,811.96	134,357.61	154,298.30	0.00	0.00
A la Vista	3,253.58	7275.11	44.72	443.05	126.22	76.16	573.84	53.91	207.37	141.82	2,811.96	3,357.61	3,298.30	0.00	0.00
A Plazo	-9,000.00	-5.63	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	138,000.00	138,000.00	131,000.00	131,000.00	151,000.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	57,543.05	17.41	330,573.51	281,575.62	339,582.37	337,598.12	308,587.93	351,099.61	381,108.58	430,604.59	388,611.60	411,606.14	388,116.55	0.00	0.00
A la Vista	0.00	0.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	0.00	0.00
A Plazo	57,543.05	17.41	330,558.51	281,560.62	339,567.37	337,583.12	308,572.93	351,084.61	381,093.58	430,589.59	388,596.60	411,591.14	388,101.55	0.00	0.00
Extranjero	722,267.28	38.61	1,870,717.74	2,109,891.55	1,995,483.93	2,012,991.92	1,886,552.57	2,235,460.00	2,453,619.81	2,088,735.78	2,276,457.52	2,573,975.67	2,592,985.02	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	115,782.52	271.38	42,664.93	159,905.24	124,160.15	46,423.29	65,564.66	134,743.39	68,320.34	68,408.10	57,167.85	54,653.50	158,447.45	0.00	0.00
A la Vista	65.26	4.29	1,521.77	1,531.80	3,704.13	6,895.99	18,952.69	18,045.57	1,549.83	1,550.99	1,563.21	1,561.29	1,587.03	0.00	0.00
A Plazo	115,717.26	281.26	41,143.16	158,373.44	120,456.02	39,527.30	46,611.97	116,697.82	66,770.51	66,857.11	55,604.64	53,092.22	156,860.42	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	606,484.76	33.18	1,828,052.81	1,949,986.31	1,871,323.78	1,966,568.63	1,820,987.91	2,100,716.60	2,385,299.46	2,020,327.69	2,219,289.67	2,519,322.17	2,434,537.57	0.00	0.00
A la Vista	-35,794.72	-58.23	61,466.02	52,551.94	49,346.70	82,543.98	18,913.47	76,177.58	179,290.98	69,989.30	102,876.24	68,312.11	25,671.30	0.00	0.00
A Plazo	642,279.48	36.36	1,766,586.79	1,897,434.37	1,821,977.07	1,884,024.65	1,802,074.43	2,024,539.03	2,206,008.48	1,950,338.39	2,116,413.43	2,451,010.06	2,408,866.27	0.00	0.00
OBLIGACIONES	-111,064.18	-2.68	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-111,064.18	-2.68	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	0.00	0.00
OTROS PASIVOS	42,434.92	69.25	61,273.47	52,047.76	80,866.80	85,280.71	66,537.93	84,482.77	115,622.84	121,956.57	121,900.04	70,919.88	103,708.39	0.00	0.00
Locales	6,032.48	79.03	7,632.95	7,538.30	7,262.53	11,353.42	8,277.18	24,179.43	31,169.91	25,881.53	25,912.42	12,965.27	13,665.43	0.00	0.00
Extranjero	36,402.44	67.86	53,640.53	44,509.46	73,604.27	73,927.29	58,260.75	60,303.34	84,452.92	96,075.04	95,987.62	57,954.61	90,042.97	0.00	0.00
PATRIMONIO	122,241.92	14.00	873,398.22	881,150.79	891,395.34	900,696.81	889,310.37	893,789.01	899,492.43	902,500.45	912,913.26	996,176.91	995,640.15	0.00	0.00
Capital	2,813.67	0.89	316,619.03	316,818.39	316,576.04	317,056.59	317,427.71	317,599.83	317,782.41	318,047.41	318,534.05	319,343.57	319,432.71	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00
Otras Reservas	77,559.05	43940.75	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	78,752.65	77,735.56	0.00	0.00
Provisiones Dinámicas	77,548.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	77,548.19	77,548.19	0.00	0.00
Otras Reservas	10.86	6.15	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	1,204.46	187.37	0.00	0.00
Utilidad de Periodos Anteriores	47,830.91	12.69	376,878.81	471,576.86	471,576.86	471,576.86	451,830.78	451,828.21	451,828.21	438,280.90	438,280.90	438,282.35	424,709.72	0.00	0.00
Utilidad de Periodo	-10,844.12	-11.45	94,707.92	9,416.07	16,082.43	23,418.11	30,056.27	38,987.94	44,347.73	55,306.56	64,008.28	70,940.10	83,863.80	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	4,882.41	-47.89	-10,194.21	-11,132.24	-7,172.26	-5,853.02	-4,214.60	-2,250.93	-2,208.86	-4,145.07	-1,326.58	-6,351.91	-5,311.80	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	827,676.57	11.12	7,441,405.27	7,360,389.64	7,078,643.64	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., Y BLADEX INVESTIMENTOS LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

9 de diciembre 2014

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2013 A OCTUBRE 2014 (En Miles de Balboas) *

	2013	2014
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	203,001.61	17,205.13	15,385.11	17,005.30	16,743.10	17,988.41	17,341.18	18,130.15	18,384.01	18,270.33	18,833.85	0.00	0.00	175,286.57
Préstamos	192,978.77	16,279.27	14,576.71	16,151.36	15,958.75	17,049.81	16,489.84	17,186.47	17,465.99	17,374.68	17,843.25	0.00	0.00	166,376.14
Depósitos	1,525.71	143.25	133.06	97.29	85.85	165.46	122.18	131.37	99.73	109.26	193.68	0.00	0.00	1,281.14
Inversiones	8,497.13	782.61	675.33	756.66	698.50	773.14	729.16	812.32	818.29	786.39	796.91	0.00	0.00	7,629.30
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	80,470.80	6,193.16	5,411.96	5,904.60	5,910.71	6,275.89	6,042.32	5,962.42	6,033.92	6,009.95	6,020.40	0.00	0.00	59,765.32
Intereses Pagados	80,366.24	6,193.68	5,403.00	5,873.01	5,909.37	6,259.93	6,010.71	5,950.18	6,009.20	5,979.51	5,997.90	0.00	0.00	59,586.48
Comisiones	104.56	-0.52	8.96	31.59	1.34	15.96	31.61	12.24	24.72	30.44	22.50	0.00	0.00	178.84
Ingreso Neto de Intereses	122,530.81	11,011.98	9,973.15	11,100.70	10,832.39	11,712.52	11,298.87	12,167.73	12,350.09	12,260.38	12,813.45	0.00	0.00	115,521.25
Otros Ingresos	146,712.58	11,215.79	9,411.77	9,153.30	4,762.25	8,570.26	8,467.25	15,705.61	11,377.54	22,832.89	10,793.17	0.00	0.00	112,289.83
Comisiones	13,732.24	1,725.08	912.18	1,672.55	960.35	1,013.59	2,272.89	1,462.54	1,342.56	1,371.38	1,173.38	0.00	0.00	13,906.50
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	132,980.34	9,490.71	8,499.59	7,480.75	3,801.90	7,556.67	6,194.36	14,243.07	10,034.98	21,461.51	9,619.79	0.00	0.00	98,383.32
Ingresos de Operaciones	269,243.39	22,227.77	19,384.91	20,254.01	15,594.64	20,282.78	19,766.11	27,873.34	23,727.63	35,093.27	23,606.62	0.00	0.00	227,811.08
Egresos Generales	175,752.84	12,811.70	12,718.55	12,934.76	8,956.48	11,128.50	10,944.06	16,914.51	14,991.10	24,389.57	10,682.91	0.00	0.00	136,472.14
Gastos Administrativos	30,953.30	2,130.19	2,048.68	3,694.98	2,527.42	2,591.46	2,788.52	2,571.35	2,638.97	2,475.57	2,493.61	0.00	0.00	25,960.77
Gastos Generales	6,526.09	423.62	623.98	661.79	746.02	685.77	620.97	738.66	470.90	532.27	908.84	0.00	0.00	6,412.83
Gastos de Depreciación	2,669.53	216.00	215.57	214.31	214.30	210.58	201.29	199.07	198.75	198.26	191.10	0.00	0.00	2,059.22
Otros Gastos	135,603.91	10,041.89	9,830.31	8,363.68	5,468.74	7,640.69	7,333.28	13,405.43	11,682.47	21,183.47	7,089.36	0.00	0.00	102,039.32
Utilidad antes de Provisiones	93,490.55	9,416.07	6,666.36	7,319.25	6,638.16	9,154.28	8,822.05	10,958.84	8,736.53	10,703.70	12,923.71	0.00	0.00	91,338.94
Provisiones por Cuentas Malas	-1,217.37	0.00	0.00	-16.42	0.00	222.61	3,462.26	0.00	0.00	3,771.88	0.00	0.00	0.00	7,440.32
Utilidad del Periodo	94,707.92	9,416.07	6,666.36	7,335.67	6,638.16	8,931.67	5,359.79	10,958.84	8,736.53	6,931.82	12,923.71	0.00	0.00	83,898.62

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., AND BLADEX INVESTIMENTOS LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

December 9, 2014

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2013 - OCTOBER 2014 (In Thousand Balboas) *

			2013	2014
	Absolute Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	13,940.20	1.66	839,167.61	775,107.42	504,444.06	583,756.85	490,238.94	801,752.55	748,922.89	397,221.49	661,226.75	646,781.47	853,107.81	0.00	0.00
Local Deposits in Banks	232.50	67.58	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	0.00	0.00
Demand	232.50	67.58	344.03	307.98	158.03	175.33	541.12	240.96	176.20	213.19	74.42	210.29	576.53	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	13,706.19	1.63	838,816.16	774,792.18	504,275.92	583,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	646,563.80	852,522.35	0.00	0.00
Demand	63,706.19	8.18	778,816.16	714,792.18	474,275.92	553,573.08	489,689.30	801,504.14	748,738.69	396,997.95	661,143.78	636,563.80	842,522.35	0.00	0.00
Time	-50,000.00	-83.33	60,000.00	60,000.00	30,000.00	30,000.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	1.51	20.29	7.43	7.27	10.11	8.44	8.51	7.45	8.00	10.35	8.54	7.38	8.93	0.00	0.00
CREDIT PORTFOLIO	747,353.31	12.30	6,075,547.26	6,059,117.73	6,007,608.18	6,025,420.86	6,181,707.97	6,491,257.88	6,382,353.34	6,344,529.66	6,397,864.14	6,698,768.50	6,822,900.58	0.00	0.00
Local	134,989.94	42.03	321,179.95	352,709.20	363,760.47	376,975.05	368,176.86	377,857.69	413,833.94	410,551.35	420,686.29	445,811.29	456,169.89	0.00	0.00
Foreign	546,914.85	9.39	5,827,118.44	5,779,159.66	5,716,598.84	5,721,180.52	5,886,265.83	6,186,357.50	6,044,684.58	6,010,172.30	6,053,371.85	6,260,259.83	6,374,033.30	0.00	0.00
Less Allowance	-65,448.52	-89.96	72,751.13	72,751.13	72,751.13	72,734.71	72,734.71	72,957.32	76,165.18	76,193.99	76,193.99	7,302.61	7,302.61	0.00	0.00
Local	1,299.80	42.27	3,074.81	3,074.81	3,074.81	6,380.69	5,249.33	4,786.15	4,967.64	4,499.43	4,597.82	4,374.61	4,374.61	0.00	0.00
Foreign	-66,748.32	-95.80	69,676.32	69,676.32	69,676.32	66,354.02	67,485.37	68,171.16	71,197.54	71,694.56	71,596.16	2,928.01	2,928.01	0.00	0.00
INVESTMENT SECURITIES	35,709.08	7.92	450,717.16	452,090.99	447,445.56	435,699.12	429,350.57	427,124.87	436,663.67	455,084.88	499,954.05	462,582.23	486,426.23	0.00	0.00
Local	16,846.57	49.97	33,716.64	35,579.11	35,723.22	36,814.63	36,851.88	36,702.43	42,041.70	41,934.48	43,721.80	49,450.37	50,563.22	0.00	0.00
Foreign	18,862.50	4.52	417,000.51	416,511.89	411,722.34	398,884.50	392,498.69	390,422.45	394,621.97	413,150.39	456,232.25	413,131.85	435,863.01	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	30,673.98	40.37	75,973.24	74,073.49	119,145.85	104,872.24	83,647.80	107,269.27	126,461.77	106,571.43	107,458.84	73,736.55	106,647.23	0.00	0.00
Local	-916.75	-4.87	18,821.17	19,692.83	29,038.38	19,697.94	17,864.89	31,560.44	33,150.79	21,383.91	20,053.83	17,831.75	17,904.42	0.00	0.00
Foreign	31,590.73	55.27	57,152.08	54,380.67	90,107.46	85,174.30	65,782.91	75,708.83	93,310.98	85,187.52	87,405.01	55,904.80	88,742.81	0.00	0.00
TOTAL ASSETS	827,676.57	11.12	7,441,405.28	7,360,389.64	7,078,643.65	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	0.00	0.00
DEPOSITS	774,063.90	32.78	2,361,335.97	2,551,910.22	2,495,192.52	2,510,666.20	2,355,714.35	2,746,613.52	2,972,935.76	2,657,482.19	2,798,881.09	3,119,939.42	3,135,399.87	0.00	0.00
Local	51,796.62	10.56	490,618.23	442,018.67	499,708.59	497,674.28	469,161.78	511,153.53	519,315.95	568,746.41	522,423.56	545,963.75	542,414.85	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-5,746.42	-3.59	160,044.72	160,443.05	160,126.22	160,076.16	160,573.84	160,053.91	138,207.37	138,141.82	133,811.96	134,357.61	154,298.30	0.00	0.00
Demand	3,253.58	7,275.11	44.72	443.05	126.22	76.16	573.84	53.91	207.37	141.82	2,811.96	3,357.61	3,298.30	0.00	0.00
Time	-9,000.00	-5.63	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	160,000.00	138,000.00	138,000.00	131,000.00	131,000.00	151,000.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	57,543.05	17.41	330,573.51	281,575.62	339,582.37	337,598.12	308,587.93	351,099.61	381,108.58	430,604.59	388,611.60	411,606.14	388,116.55	0.00	0.00
Demand	0.00	0.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	0.00	0.00
Time	57,543.05	17.41	330,558.51	281,560.62	339,567.37	337,583.12	308,572.93	351,084.61	381,093.58	430,589.59	388,596.60	411,591.14	388,101.55	0.00	0.00
Foreign	722,267.28	38.61	1,870,717.74	2,109,891.55	1,995,483.93	2,012,991.92	1,886,552.57	2,235,460.00	2,453,619.81	2,088,735.78	2,276,457.52	2,573,975.67	2,592,985.02	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	115,782.52	271.38	42,664.93	159,905.24	124,160.15	46,423.29	65,564.66	134,743.39	68,320.34	68,408.10	57,167.85	54,653.50	158,447.45	0.00	0.00
Demand	65.26	4.29	1,521.77	1,531.80	3,704.13	6,895.99	18,952.69	18,045.57	1,549.83	1,550.99	1,563.21	1,561.29	1,587.03	0.00	0.00
Time	115,717.26	281.26	41,143.16	158,373.44	120,456.02	39,527.30	46,611.97	116,697.82	66,770.51	66,857.11	55,604.64	53,092.22	156,860.42	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	606,484.76	33.18	1,828,052.81	1,949,986.31	1,871,323.78	1,966,568.63	1,820,987.91	2,100,716.60	2,385,299.46	2,020,327.69	2,219,289.67	2,519,322.17	2,434,537.57	0.00	0.00
Demand	-35,794.72	-58.23	61,466.02	52,551.94	49,346.70	82,543.98	18,913.47	76,177.58	179,290.98	69,989.30	102,876.24	68,312.11	25,671.30	0.00	0.00
Time	642,279.48	36.36	1,766,586.79	1,897,434.37	1,821,977.07	1,884,024.65	1,802,074.43	2,024,539.03	2,206,008.48	1,950,338.39	2,116,413.43	2,451,010.06	2,408,866.27	0.00	0.00
BORROWINGS	-111,064.18	-2.68	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-111,064.18	-2.68	4,145,397.61	3,875,280.87	3,611,188.98	3,653,105.36	3,873,382.62	4,102,519.28	3,706,350.65	3,621,468.26	3,832,809.40	3,694,832.53	4,034,333.44	0.00	0.00
OTHER LIABILITIES	42,434.92	69.25	61,273.47	52,047.76	80,866.80	85,280.71	66,537.93	84,482.77	115,622.84	121,956.57	121,900.04	70,919.88	103,708.39	0.00	0.00
Local	6,032.48	79.03	7,632.95	7,538.30	7,262.53	11,353.42	8,277.18	24,179.43	31,169.91	25,881.53	25,912.42	12,965.27	13,665.43	0.00	0.00
Foreign	36,402.44	67.86	53,640.53	44,509.46	73,604.27	73,927.29	58,260.75	60,303.34	84,452.92	96,075.04	95,987.62	57,954.61	90,042.97	0.00	0.00
STOCKHOLDERS´ EQUITY	122,241.92	14.00	873,398.22	881,150.79	891,395.34	900,696.81	889,310.37	893,789.01	899,492.43	902,500.45	912,913.26	996,176.91	995,640.15	0.00	0.00
Capital	2,813.67	0.89	316,619.03	316,818.39	316,576.04	317,056.59	317,427.71	317,599.83	317,782.41	318,047.41	318,534.05	319,343.57	319,432.71	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00
Other Reserves	77,559.05	43,940.75	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	78,752.65	77,735.56	0.00	0.00
Dynamic Provision	77,548.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	77,548.19	77,548.19	0.00	0.00
Other Reserves	10.86	6.15	176.51	-738.43	-877.88	-711.88	-999.94	-7,586.18	-7,467.21	-199.51	-1,793.54	1,204.46	187.37	0.00	0.00
Retained Earnings	47,830.91	12.69	376,878.81	471,576.86	471,576.86	471,576.86	451,830.78	451,828.21	451,828.21	438,280.90	438,280.90	438,282.35	424,709.72	0.00	0.00
Net Income	-10,844.12	-11.45	94,707.92	9,416.07	16,082.43	23,418.11	30,056.27	38,987.94	44,347.73	55,306.56	64,008.28	70,940.10	83,863.80	0.00	0.00
Gain or Loss in Securities available for sale	4,882.41	-47.89	-10,194.21	-11,132.24	-7,172.26	-5,853.02	-4,214.60	-2,250.93	-2,208.86	-4,145.07	-1,326.58	-6,351.91	-5,311.80	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	827,676.57	11.12	7,441,405.27	7,360,389.64	7,078,643.64	7,149,749.08	7,184,945.28	7,827,404.58	7,694,401.67	7,303,407.46	7,666,503.79	7,881,868.75	8,269,081.85	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., ALPHA4X OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., AND BLADEX INVESTIMENTOS LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

December 9, 2014

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2013 - OCTOBER 2014 (In Thousand Balboas) *

	2013	2014
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	203,001.61	17,205.13	15,385.11	17,005.30	16,743.10	17,988.41	17,341.18	18,130.15	18,384.01	18,270.33	18,833.85	0.00	0.00	175,286.57
Loans	192,978.77	16,279.27	14,576.71	16,151.36	15,958.75	17,049.81	16,489.84	17,186.47	17,465.99	17,374.68	17,843.25	0.00	0.00	166,376.14
Deposits	1,525.71	143.25	133.06	97.29	85.85	165.46	122.18	131.37	99.73	109.26	193.68	0.00	0.00	1,281.14
Investments	8,497.13	782.61	675.33	756.66	698.50	773.14	729.16	812.32	818.29	786.39	796.91	0.00	0.00	7,629.30
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	80,470.80	6,193.16	5,411.96	5,904.60	5,910.71	6,275.89	6,042.32	5,962.42	6,033.92	6,009.95	6,020.40	0.00	0.00	59,765.32
Interest	80,366.24	6,193.68	5,403.00	5,873.01	5,909.37	6,259.93	6,010.71	5,950.18	6,009.20	5,979.51	5,997.90	0.00	0.00	59,586.48
Commissions	104.56	-0.52	8.96	31.59	1.34	15.96	31.61	12.24	24.72	30.44	22.50	0.00	0.00	178.84
Net Interest Income	122,530.81	11,011.98	9,973.15	11,100.70	10,832.39	11,712.52	11,298.87	12,167.73	12,350.09	12,260.38	12,813.45	0.00	0.00	115,521.25
Other Income	146,712.58	11,215.79	9,411.77	9,153.30	4,762.25	8,570.26	8,467.25	15,705.61	11,377.54	22,832.89	10,793.17	0.00	0.00	112,289.83
Commissions	13,732.24	1,725.08	912.18	1,672.55	960.35	1,013.59	2,272.89	1,462.54	1,342.56	1,371.38	1,173.38	0.00	0.00	13,906.50
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	132,980.34	9,490.71	8,499.59	7,480.75	3,801.90	7,556.67	6,194.36	14,243.07	10,034.98	21,461.51	9,619.79	0.00	0.00	98,383.32
Operating Income	269,243.39	22,227.77	19,384.91	20,254.01	15,594.64	20,282.78	19,766.11	27,873.34	23,727.63	35,093.27	23,606.62	0.00	0.00	227,811.08
Operating Expenses	175,752.84	12,811.70	12,718.55	12,934.76	8,956.48	11,128.50	10,944.06	16,914.51	14,991.10	24,389.57	10,682.91	0.00	0.00	136,472.14
Administrative expenses	30,953.30	2,130.19	2,048.68	3,694.98	2,527.42	2,591.46	2,788.52	2,571.35	2,638.97	2,475.57	2,493.61	0.00	0.00	25,960.77
General expenses	6,526.09	423.62	623.98	661.79	746.02	685.77	620.97	738.66	470.90	532.27	908.84	0.00	0.00	6,412.83
Depreciation	2,669.53	216.00	215.57	214.31	214.30	210.58	201.29	199.07	198.75	198.26	191.10	0.00	0.00	2,059.22
Other expenses	135,603.91	10,041.89	9,830.31	8,363.68	5,468.74	7,640.69	7,333.28	13,405.43	11,682.47	21,183.47	7,089.36	0.00	0.00	102,039.32
Net Income before provision for loan losses	93,490.55	9,416.07	6,666.36	7,319.25	6,638.16	9,154.28	8,822.05	10,958.84	8,736.53	10,703.70	12,923.71	0.00	0.00	91,338.94
Provision for loan losses	-1,217.37	0.00	0.00	-16.42	0.00	222.61	3,462.26	0.00	0.00	3,771.88	0.00	0.00	0.00	7,440.32
Net Income	94,707.92	9,416.07	6,666.36	7,335.67	6,638.16	8,931.67	5,359.79	10,958.84	8,736.53	6,931.82	12,923.71	0.00	0.00	83,898.62

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).